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Exhibit 12.1

LABRANCHE & CO INC.
COMPUTATION OF RATIOS OF EARNINGS
TO FIXED CHARGES

	For the Year Ended December 31,					For the Six Months Ended June 30,
	1999	2000	2001	2002	2003	2004
Earnings (Loss):
Pre-tax income (loss)(1)	$78,277	$166,577	$145,848	$158,315	$(185,331)	$(31,419)
Add: fixed charges	8,698	42,099	64,067	59,485	54,430	34,988

Pre-tax earnings (loss) before fixed charges	$86,975	$208,676	$209,915	$217,800	$(130,901)	$3,569

Fixed charges:
Interest expense on all indebtedness	8,289	40,433	50,286	46,663	46,103	25,149
Other	409	1,666	1,968	2,078	2,155	6,568
Preferred stock dividend requirements	—	—	11,813	10,744	6,172	3,271

Total fixed charges	$8,698	$42,099	$64,067	$59,485	$54,430	$34,988

Ratio of earnings (loss) to fixed charges(2)	10.00	4.96	3.28	3.66	(2.52)	0.01

  (1)
  Pre-tax income (loss) does not include minority interest, preferred stock dividend requirements and income or loss from equity investees. For the year ended December 31, 1999 pre-tax income includes limited partners' interests.

  (2)
  The ratio of loss to fixed charges for 2003 represents a $191.5 million deficiency, which was the result of our goodwill impairment charge of $170.3 million and the $63.5 million accrual for the settlement of the NYSE and SEC investigations of our specialist trading activities.

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  Exhibit 12.1
LABRANCHE & CO INC. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES